                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2007

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



April 25, 2007


--------------------------------------------------------------------------------

RICOH                                                           April 25, 2007

                                 FLASH REPORT

                           Year ended March 31, 2007
         (Results for the Period from April 1, 2006 to March 31, 2007)
                       Three months ended March 31, 2007
        (Results for the Period from January 1, 2007 to March 31, 2007)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Year ended March 31, 2006, 2007 and Year ending March 31, 2008 (Forecast)

                                                                                                         (Billions of yen)
---------------------------------------------------------------------------------------------------- ---------------------
                                                                 Year ended     Year ended            Year ending
                                                               March 31, 2006 March 31, 2007         March 31, 2008
                                                                 (Results)      (Results)    Change    (Forecast)   Change
---------------------------------------------------------------------------------------------------- ---------------------
   Domestic sales                                                    966.2        1,002.2       3.7%    1,040.0       3.8%
   Overseas sales                                                    943.0        1,066.6      13.1%    1,210.0      13.4%
Net sales                                                          1,909.2        2,068.9       8.4%    2,250.0       8.8%
Gross profit                                                         795.0          862.4       8.5%      940.0       9.0%
Operating income                                                     148.5          174.3      17.4%      195.0      11.8%
Income from continuing operations before income taxes                152.7          174.5      14.2%      192.0      10.0%
Net income                                                            97.0          111.7      15.1%      117.0       4.7%
---------------------------------------------------------------------------------------------------- ---------------------
Exchange rate (Yen/US$)                                             113.26         117.02      3.76      115.00     -2.02
Exchange rate (Yen/EURO)                                            137.86         150.08     12.22      155.00      4.92
---------------------------------------------------------------------------------------------------- ---------------------
Net income per share (yen)                                          132.33         153.10     20.77      160.28      7.18
Net income per share-diluted (yen)                                    --           151.89        --      156.01      4.12
---------------------------------------------------------------------------------------------------- ---------------------
Return on equity (%)                                                  10.6           11.0       0.4          --        --
Income from continuing operations before income taxes on total
  assets (%)                                                           7.6            8.1       0.5          --        --
Operating income on net sales (%)                                      7.8            8.4       0.6         8.7       0.3
---------------------------------------------------------------------------------------------------- ---------------------
Total assets                                                       2,041.1        2,243.4     202.2          --        --
Shareholders' equity                                                 960.2        1,070.9     110.6          --        --
Interest-bearing debt                                                381.2          415.6      34.3          --        --
---------------------------------------------------------------------------------------------------- ---------------------
Equity ratio (%)                                                      47.0           47.7       0.7          --        --
---------------------------------------------------------------------------------------------------- ---------------------
Shareholders' equity per share (yen)                              1,316.21       1,467.03    150.82          --        --
---------------------------------------------------------------------------------------------------- ---------------------
Cash flows from operating activities                                 173.4          167.2      -6.1          --        --
Cash flows from investing activities                                -120.0         -115.4       4.6          --        --
Cash flows from financing activities                                 -59.9            9.2      69.2          --        --
Cash and cash equivalents at end of period                           187.0          255.7      68.6          --        --
---------------------------------------------------------------------------------------------------- ---------------------
Capital expenditures                                                 102.0           85.8     -16.2        90.0       4.2
Depreciation for tangible fixed assets                                67.4           72.4       4.9        76.0       3.5
R&D expenditures                                                     110.3          114.9       4.5       128.0      13.0
---------------------------------------------------------------------------------------------------- ---------------------
Number of employees (Japan) (thousand people)                         39.9           40.3       0.4          --        --
Number of employees (Overseas) (thousand people)                      36.2           41.6       5.4          --        --
---------------------------------------------------------------------------------------------------- ---------------------

                              RICOH COMPANY, LTD.

* As a result of the sale of a business, the operating results and cash flows from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

* Ricoh has no dilutive securities outstanding as of March 31, 2006 and there is no difference between bases and diluted net income per share. Therefore net income per share-diluted for the year ended March 31, 2006 are omitted.

* Ricoh bases the forecast estimates for March 31, 2008 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2) Three months ended March 31, 2006 and 2007

                                                                                                     (Billions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                                          Three months ended Three months ended
                                                                            March 31, 2006     March 31, 2007   Change
----------------------------------------------------------------------------------------------------------------------
   Domestic sales                                                                258.8              272.9         5.4%
   Overseas sales                                                                256.0              303.3        18.5%
Net sales                                                                        514.8              576.2        11.9%
Gross profit                                                                     209.1              235.1        12.4%
Operating income                                                                  47.1               52.5        11.4%
Income from continuing operations before income taxes                             47.2               51.4         8.9%
Net income                                                                        31.1               28.4        -8.9%
----------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                                         117.01             119.48        2.47
Exchange rate (Yen/EURO)                                                        140.72             156.52       15.80
----------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                                                       42.59              38.92       -3.67
Net income per share-diluted (yen)                                                  --              37.88          --
----------------------------------------------------------------------------------------------------------------------
Return on equity (%)                                                               3.3                2.7        -0.6
Income from continuing operations before income taxes on total assets (%)          2.4                2.3        -0.1
Operating income on net sales (%)                                                  9.2                8.9        -0.3
----------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                              22.6               28.9         6.3
Depreciation for tangible fixed assets                                            18.7               20.4         1.6
R&D expenditures                                                                  28.2               30.5         2.3
----------------------------------------------------------------------------------------------------------------------

(3) Three months ended June 30, 2006 and Three months ending June 30, 2007 (Forecast)

                                                                                  (Billions of yen)
---------------------------------------------------------------------------------------------------
                                                      Three months ended Three months ending
                                                        June 30, 2006       June 30, 2007
                                                          (Results)          (Forecast)      Change
---------------------------------------------------------------------------------------------------
   Domestic sales                                            240.4              250.0          4.0%
   Overseas sales                                            244.1              264.8          8.5%
Net sales                                                    484.5              514.8          6.2%
Gross profit                                                 202.5              214.4          5.8%
Operating income                                              40.6               42.0          3.3%
Income from continuing operations before income taxes         38.7               41.3          6.7%
Net income                                                    29.1               25.1        -13.8%
---------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                     114.53             115.00         0.47
Exchange rate (Yen/EURO)                                    143.78             155.00        11.22
---------------------------------------------------------------------------------------------------
Capital expenditures                                          15.9               17.0          1.0
Depreciation for tangible fixed assets                        15.9               17.0          1.0
R&D expenditures                                              25.3               28.0          2.6
---------------------------------------------------------------------------------------------------

(4) Half year ended September 30, 2006 and Half year ending September 30, 2007 (Forecast)

                                                                                 (Billions of yen)
--------------------------------------------------------------------------------------------------
                                                       Half Year ended    Half year ending
                                                      September 30, 2006 September 30, 2007
                                                          (Results)          (Forecast)     Change
--------------------------------------------------------------------------------------------------
   Domestic sales                                             492.4              510.0        3.6%
   Overseas sales                                             494.4              542.4        9.7%
Net sales                                                     986.9            1,052.4        6.6%
Gross profit                                                  407.9              436.8        7.1%
Operating income                                               73.1               78.5        7.3%
Income from continuing operations before income taxes          74.2               77.0        3.7%
Net income                                                     52.0               46.7      -10.3%
--------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                      115.40             115.00      -0.40
Exchange rate (Yen/EURO)                                     145.98             155.00       9.02
--------------------------------------------------------------------------------------------------
Capital expenditures                                           39.1               40.0        0.8
Depreciation for tangible fixed assets                         33.7               36.0        2.2
R&D expenditures                                               56.5               61.0        4.4
--------------------------------------------------------------------------------------------------

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH REPORT (CONSOLIDATED RESULTS FOR THE YEAR ENDED MARCH 31, 2007)

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2006 TO MARCH 31, 2007

(1) Operating Results

                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                                            Year ended      Year ended
                                                                          March 31, 2006  March 31, 2007
----------------------------------------------------------------------------------------------------------
Net sales                                                                   1,909,238        2,068,925
   (% change from the previous fiscal year)                                       5.6              8.4
Operating income                                                              148,584          174,380
   (% change from the previous fiscal year)                                      13.3             17.4
Income from continuing operations before income taxes                         152,766          174,519
   (% change from the previous fiscal year)                                      16.6             14.2
Net income                                                                     97,057          111,724
   (% change from the previous fiscal year)                                      16.7             15.1
Net income per share-basic (yen)                                               132.33           153.10
Net income per share-diluted (yen)                                                 --           151.89
Return on equity (%)                                                             10.6             11.0
Income from continuing operations before income taxes on total assets (%)         7.6              8.1
Operating income on net sales (%)                                                 7.8              8.4
----------------------------------------------------------------------------------------------------------

Notes:

i. Equity in income of affiliates: Yen 1,539 million (Yen 2,606 million in previous fiscal year)

ii. Ricoh has no dilutive securities outstanding as of March 31, 2006 and there is no difference between bases and diluted net income per share. Therefore net income per share-diluted for the year ended March 31, 2006 are omitted.

(2) Financial Position                                    (Millions of yen)
---------------------------------------------------------------------------
                                           March 31, 2006  March 31, 2007
---------------------------------------------------------------------------
Total assets                                 2,041,183        2,243,406
Shareholders' equity                           960,245        1,070,913
Equity ratio (%)                                  47.0             47.7
Equity per share (yen)                        1,316.21         1,467.03
---------------------------------------------------------------------------

(3) Cash Flows                                            (Millions of yen)
---------------------------------------------------------------------------
                                             Year ended      Year ended
                                           March 31, 2006  March 31, 2007
---------------------------------------------------------------------------
Cash flows from operating activities           173,479          167,297
Cash flows from investing activities          -120,051         -115,432
Cash flows from financing activities           -59,989            9,282
Cash and cash equivalents at end of period     187,055          255,737
---------------------------------------------------------------------------

2. DIVIDEND INFORMATION                                                    (Millions of yen)
--------------------------------------------------------------------------------------------
                                               Year ended     Year ended      Year ending
                                             March 31, 2006 March 31, 2007  March 31, 2008
--------------------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)      24.00          28.00           33.00
   Half year (yen)                                12.00          13.00           16.00
   Year-end (yen)                                 12.00          15.00           17.00
Total annual dividends (millions of yen)         17,594         20,442              --
Payout Ratio (%)                                   18.1           18.3            20.6
Dividends on shareholders' equity (%)               1.9            2.0              --
--------------------------------------------------------------------------------------------

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2007 TO MARCH 31, 2008                    (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                                       Half year ending     Year ending
                                                                      September 30, 2007  March 31, 2008
----------------------------------------------------------------------------------------------------------
Net sales                                                                1,052,400           2,250,000
Operating income                                                            78,500             195,000
Income before income taxes                                                  77,000             192,000
Net income                                                                  46,700             117,000
Net income per share-basic (yen)                                             63.97              160.28
----------------------------------------------------------------------------------------------------------

* As a result of the sale of a business, the operating results and cash flows from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

* In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2008. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

4. OTHERS

(1) No change in significant subsidiaries has been made.
(2) Change in accounting method has been made.
(3) Number of common stock outstanding (including treasury stock):
     As of March 31, 2007 744,912,078 shares
     As of March 31, 2006 744,912,078 shares
(4) Number of treasury stock:
     As of March 31, 2007  14,924,405 shares
     As of March 31, 2006  15,359,804 shares

1. PERFORMANCE

(1) OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for fiscal year 2007 (April 1, 2006 to March 31, 2007) increased by 8.4% to Yen 2,068.9 billion from the previous corresponding period. This marks the thirteenth consecutive year-on-year revenue increase and the first time the Group achieved sales exceeding Yen 2 trillion. During this period, the average yen exchange rates were Yen 117.02 against the U.S. dollar (down Yen 3.76) and Yen 150.08 against the euro (down Yen 12.22). Sales would have increased by 5.2% if not for the effects of foreign currency fluctuations.

Sales in all the segments such as the Office Solutions, Industrial Products and Other increased. The increase in sales in the Office Solutions was due mainly to continuous growth in sales of digital plain paper copiers (PPCs), multifunctional printers (MFPs) and printers, mainly for color products. Sales of IT services also increased resulting from the expansion of the solutions business. As for Industrial Products, sales in semiconductors, electronic components and thermal media businesses increased. Other areas experiencing increased its sales of financing business as well as digital cameras. As a result, domestic sales increased by 3.7% from the previous corresponding period, to Yen 1,002.2 billion. Overseas sales also increased by 13.1% from the previous corresponding period, to Yen 1,066.6 billion. Both domestic and overseas sales exceeded Yen 1 trillion for the first time ever.

Gross profit increased by 8.5% from the previous corresponding period, to Yen 862.4 billion. This increase was primarily due to the increased sales of value-added high-margin products such as MFPs in addition to ongoing cost management controls. Foreign currency fluctuations also served as a factor behind the profit increase.

Selling, general and administrative expenses increased by 6.4% from the previous corresponding period, to Yen 688.0 billion. R&D expenses remain high level due to its focus on developing new products and the development of core operating systems. Additionally due to our accelerated efforts in implementing measures for enhancing our capabilities to provide solutions and expanding business spheres, expenses increased. Ricoh did start to see the positive effect of its structural reform initiatives such as enhancing the efficiency of the core operations. Consequently, the percentage of general and administrative expenses against total sales decreased by 0.5 percentage points from the previous corresponding period, to 33.3%. R&D expenses increased by Yen 4.5 billion from the previous corresponding period, to Yen 114.9 billion (5.6% of total sales).

As a result, operating income increased by 17.4% from the previous corresponding period, to Yen 174.3 billion.

In the other (income) expense, both interest expenses and income increased as a result of higher market interest rates compared with the previous correspond period. The foreign exchange gains in the previous correspond period was higher relatively. Consequently, the other (income) expenses decreased.

As a result income from continuing operations before income taxes increased by 14.2% from the previous corresponding period, to Yen 174.5 billion.

The effective tax rate was the same level as previous corresponding period, 36.9% due to a tax credit resulting from R&D expenses. Income from discontinued operations was Yen 5.5 billion, net of tax. Income from discontinued operations consisted of gain on the sale of the content delivery service operation and income from operations from the beginning of this fiscal year to the sale. The sale amount of its content delivery service was Yen 12.0 billion.

As a result, net income from continuing was increased by 11.8% from the previous corresponding period, to Yen 106.2 billion. Net income for all business operations including discontinued business operations increased by 15.1% from the previous corresponding period, to Yen 111.7 billion. This marks the highest net income achieved for two consecutive years and the amount exceeded Yen 100.0 billion for the first time in the Ricoh's history.

As for assets, the increases in trade receivables, finance receivables as well as inventory assets resulting from business expansion, along with cash and marketable securities temporarily increased at a high level at the end of this period in preparation for the joint venture to be established with IBM (scheduled to be launched by June 2007), resulting in a total asset increase by Yen 202.2 billion from the end of the previous corresponding period, to Yen 2,243.4 billion. Despite our effort to reduce interest-bearing debt through the enhancement of cash management in Japan, the Americas and Europe, the total amount increased by Yen 34.3 billion from the previous corresponding period, to Yen 415.6 billion due to the financing activities for business investments. The shareholders' equity increased by Yen 110.6 billion from the end of the previous corresponding period, to Yen 1,070.9 billion. The equity ratio improved by 0.7 percentage point from the previous corresponding period, to 47.7% .

The performance of the European office equipment sales and services operations acquired from Danka Business Systems PLC as of January 31, 2007 was included in Ricoh Group's financial statements for this fiscal year.

A year-end cash dividend of Yen 15.00 per share is proposed. Combined with the interim dividend of Yen 13.00 per share, the total dividend for the fiscal year ended March 31, 2007 will be Yen 28.00 per share.

[Graph 1] Consolidated performance
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 1 in APPENDIX B.

*Consolidated Sales by Product Line

Office Solutions (Sales up 8.4% to Yen 1,774.4 billion)
--------------------------------------------------------

Net sales in the Office Solutions segment which consists of image solutions and network system solutions increased by 8.4% from the previous corresponding period, to Yen 1,774.4 billion despite stiff competition against other manufacturers regarding the color equipment and solution business.
The breakdown of sales for Imaging Solutions and Network System Solutions is as shown below.
The sales would have increased by 4.9% excluding the effects of foreign currency fluctuations.

   Imaging Solutions (Sales up 9.2% to Yen 1,580.1 billion)
   --------------------------------------------------------

   Sales of PPCs, MFPs and printers, mainly color equipment, increased both in Japan and overseas due to its expanding product lines and enhanced solution sales structures. The new color MFP products launched as a standard new-generation color model played a large role in this sales increase. Overall sales increased by 9.2% from the previous corresponding period, to Yen 1,580.1 billion.
   The sales would have increased by 5.3% excluding the effects of foreign currency fluctuations.

   Network System Solution (Sales down 2.0% to Yen 194.3 billion)
   ---------------------------------------------------------------

   The increase in sales of IT services was due to the expansion of solution business. The sales of personal computers and PC servers increased slightly in the domestic market. As a result, sales in this category increased by 2.0% from the previous corresponding period, to Yen 194.3 billion.

Industrial Products (Sales up 10.6% to Yen 133.3 billion)
---------------------------------------------------------

Net sales in the Industrial Products segment increased by 10.6% from the previous corresponding period, to Yen 133.3 billion. Sales in semiconductors, thermal media, electric components as well as measuring instruments increased.

Other (Sales up 6.4% to Yen 161.0 billion)
-------------------------------------------

Net sales in this category increased by 6.4% from the previous corresponding period, to (Yen)161.0 billion. Sales of digital cameras in both the Japanese and overseas markets increased in addition to good performance of the financing services in Japan.

   [Graph 2] Consolidated sales by product line
   The graphs are omitted. The data in the omitted graphs can be shown at the schedule 2 in APPENDIX B.

* Consolidated Sales by Geographic Area

Japan (Sales up 3.7% to Yen 1,002.2 billion)
--------------------------------------------

While the Japanese economy was on the upswing, consumer spending remained flat. In this market circumstances, Ricoh launched its new products and offered a wide range of solutions in an effort to cultivate a growing customers' needs for solutions and color products in the office solutions market. This effort resulted in a significant sales increase in color MFPs and color printers and increase in sales of IT services with the previous correspond business. In the Industrial Products, sales in thermal media, semiconductors, electronic components and measuring instruments increased. Sales in the Other increased due to the favorable performance of financing business as well as digital cameras. Overall sales in Japan increased by 3.7% from the previous corresponding period.

The Americas (Sales up 10.1% to Yen 426.4 billion)
---------------------------------------------------

The slump in the US housing market has precipitated a decline in the economy. Its Office Solutions segment focused on strengthening sales structures and expanding product lines in order to provide the best solutions to meet the diverse range of customer needs for color, networking and high-speed products. As a result sales of PPCs, MFPs and printers exceeded the last fiscal year's level in both color and black/white product categories, bringing overall sales in the Office Solutions segment up 10.1% over sales for the previous corresponding period. Sales in the Industrial Products segment also increased due to the favorable performance of the electronic component business. These factors combined resulted in a 10.1% increase in overall sales in the Americas. The increase in sales in this area would have increased by 6.5% excluding the effects of foreign currency fluctuations.

Europe (Sales up 16.6% to Yen 507.1 billion)
--------------------------------------------

As the European economy remaining on a steady footing, its Office Solutions segment proceeded with strengthening sales structures and expanding product lines in order to provide the best solutions to meet a diverse range of customer needs. As a result, sales of PPCs, MFPs and printers exceeded last year's level in both color and black/white product categories, bringing overall sales in Office Solutions segment up 16.3% over the previous corresponding period. Sales in the industrial Products also increased due to the favorable performance of the thermal media business. These factors all resulted in a 16.6% increase in overall sales in Europe. The increase in sales in this area would have increased by 7.2% excluding the effects of foreign currency fluctuations.

Other (Sales up 10.1% to Yen 133.0 billion)
-------------------------------------------

Other including China, other Asian countries and Oceania generally experienced economic evolution, with the Chinese economic continuious rapid growth despite a slight slowdown in some areas. Against this backdrop, its Office Solutions segment achieved higher sales of PPCs, MFPs and printers, largely for color products, in comparison with the previous corresponding period due to the increasing demand for color products. Sales in the Industrial Products segment also increased due to the favorable performance of the semiconductor business. These factors all resulted in a 10.1% increase in overall sales in this area. The sales increase in this area would have increased by 5.0% excluding the effects of foreign currency fluctuations.

[Graph 3] Consolidated sales by geographic area
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 3 in APPENDIX B.

*Segment Information

Business Segment
----------------

Office Solutions
----------------

Ricoh expanded product lines in the office equipment market as well as in the production printing and low-end markets. Ricoh also strengthened its solution sales structures. This resulted in increased sales of PPCs, MFPs and printers, mainly for color products, both in Japan and overseas in addition to increased sales in service and support including IT services. Consequently, overall sales in this segment increased by 8.4% from the previous corresponding period, to Yen 1,774.4 billion.

In terms of operating expenses, R&D expenses remain high level due to its focus on developing new products and the development of core operating systems. Additionally due to its accelerated efforts in implementing measures for enhancing our capabilities to provide solutions and expanding business spheres, expenses increased. Ricoh did start to see the positive effect of its structural reform initiatives such as enhancing the efficiency of the core operations. As a result, operating income has increased by 11.0% to Yen 225.3 billion from the previous corresponding period.

Capital investments decreased as compared to the previous corresponding period. After making large-scale investments in the previous corresponding period, including the integration of R&D facilities at the Ricoh Technology Center, the construction of new toner production facility and consolidation of operations at headquarters, the focus for this period was on ordinary investments such as purchase of molds.

Total assets increased from the previous corresponding period due to increases in its accounts receivables and inventory assets resulted from the sales increase as well as the business acquisition.

Industrial Products
-------------------

Sales in semiconductors and thermal media remained steady. Sales in measuring instruments increased since Ricoh entered the high-demand period. Despite some ups and downs in the number of orders received for electronic components, sales increased from the previous period. Sales in optical components decreased from the previous period's level since the demand continued to drop. As a result, overall sales in the Industrial Products segment increased by 12.1% to Yen 138.1 billion.

Operating income increased from the previous corresponding period due to an increase in its sales volume. Net assets increased from the previous period as a result of increased sales as well as construction of a new thermal media production facility in China.

Other
-----

The sales in the financing service and digital camera businesses increased. However, this increase in sales did not have a significant effect on the overall profit. While net sales in Other segment increased by 6.4%, operating income decreased.

                                                                       (Billions of yen)
----------------------------------------------------------------------------------------
                                           Year ended     Year ended
                                         March 31, 2006 March 31, 2007    Change (%)
----------------------------------------------------------------------------------------
Office Solutions:
   Net sales                                1,637.2        1,774.4               8.4
   Operating income                           202.9          225.3              11.0
       Operating income on sales(%)            12.4           12.7          0.3point
   Identifiable assets                      1,426.6        1,570.7              10.1
   Capital expenditures                        90.3           72.4             -19.8
   Depreciation                                57.3           62.8               9.7
----------------------------------------------------------------------------------------
Industrial Products:
   Net sales                                  123.2          138.1              12.1
   Operating income                            -0.9            2.9                --
       Operating income on sales(%)            -0.7            2.1          2.8point
   Identifiable assets                         84.5           93.3              10.3
   Capital expenditures                         7.4            8.5              15.2
   Depreciation                                 6.6            6.0              -8.0
----------------------------------------------------------------------------------------
Other:
   Net sales                                  151.3          161.0               6.4
   Operating income                             2.6            2.2             -17.9
       Operating income on sales(%)             1.8            1.4         -0.4point
   Identifiable assets                        114.9          112.2              -2.3
   Capital expenditures                         2.3            2.6              11.4
   Depreciation                                 2.3            2.0             -11.9
----------------------------------------------------------------------------------------

Geographic Segment
------------------

Japan
-----

Sales in the Japan increased in the Office Solutions segment, Industrial Products and Other. Additionally exports, mainly consisting of color MFPs and high-speed MFPs increased. Due to these factors as well as the effect of the appreciation of both the U.S. Dollar and the Euro in relation to the Japanese Yen, overall sales in Japan increased by 8.2% from the previous corresponding period, to Yen 1,521.9 billion. Operating expenses increased by 7.7% due to an increase in the net sales as well as increases in R&D and depreciation expenses. Consequently operating income increased by 15.2% to Yen 110.3 billion and operating income on net sales increased by 0.4 percentage point to 7.2%.

The Americas
------------

Sales of PPCs, MFPs and printers increased from the previous corresponding period, both for color and black/white products. Net sales in the Americas increased by 9.1% to Yen 429.2 billion. Operating income increased by 38.3% to Yen 21.1 billion due to an increase in sales of value-added high-margin products such as color products as well as the effect of its structural reform. Operating income as a percentage of net sales increased by 1.0 percentage point to 4.9%.

Europe
------

Sales significantly increased for both color and black/white PPCs and MFPs compared with the previous corresponding period. As a result net sales in Europe increased by 16.6% to Yen 511.7 billion. Operating income increased by 56.1% from the pervious corresponding period, to Yen 33.4 billion. Operating income as a percentage of net sales also increased by 1.6 percentage points from the previous corresponding period, to 6.5%. The operations acquired from Danka Business Systems PLC, which are included in this segment, only had a slight effect on this period's performance.

Other
-----

Sales in the Chinese, Asian and Oceana markets increased from the previous corresponding period, mainly for color PPCs, MFPs and printers. A large number of products primarily including color MFPs manufactured in its Chinese production base were supplied on a global basis, significantly boosting the value of exports in China. Consequently, net sales in these areas increased by 34.3% to Yen 269.0 billion on a year-on-year basis. Operating income increased by 17.0% to Yen 17.5 billion due to increased production volume in these markets. The ratio of operating income to net sales also decreased by 1.0 percentage point compared with the previous corresponding period, to 6.5%.

[Graph 4] Geographic segment information
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 4.

*Forecast for the entire fiscal year

Economic projections and Ricoh Group's strategies for fiscal year 2008
----------------------------------------------------------------------

The global economy is expected to continue its gradual expansion although remain sluggish in some countries. The US economy is likely to remain stagnant due to the deterioration in the housing market while the economy in Europe and Asian countries other than China will slow down. The Chinese economy is expected to continue growing at a fast rate. The Japanese economy is likely to continue expanding at a gradual pace although consumer spending trends cannot be accurately predicted.

Customer needs will become increasingly diversified in the Ricoh Group's markets. Competition is expected to heat up in the area of office solutions, especially the area of color products and solution business. Competition is expected to be fierce in both the Industrial Products and Other segments as companies try to respond to ever-diversifying customer needs.

Working against this backdrop, the Ricoh Group aims to enhance its competitive edge by creating new value and developing a highly efficient management that will promote grow and further development. We will launch new products and services throughout fiscal year 2008 with an aim to creating new value. We will also step up our efforts to implement structural reforms and strengthening our business foundation in order to further enhance our operational efficiency.

The joint venture with IBM (51% equity share initially owned by Ricoh, to become Ricoh's wholly-owned subsidiary in three years), which was announced on January 25, 2007, will be established by the end of June 2007 as scheduled. Our performance forecast for fiscal year 2008 includes the forecast for the joint venture after its establishment.

Our performance forecast for fiscal year 2008 is as follows:
Exchange Rate Assumptions for the full year ended March 31, 2008
US$ 1  = Yen 115.00 (Yen 117.02 in previous fiscal year)
EURO 1 = Yen 155.00 (Yen 150.08 in previous fiscal year)

                                                            (Billions of yen)
-----------------------------------------------------------------------------
                                Year ended    Year ending
                              March 31, 2007 March 31, 2008
                                (Results)      (Forecast)        Change
-----------------------------------------------------------------------------
      Domestic sales             1,002.2        1,040.0            3.8%
      Overseas sales             1,066.6        1,210.0           13.4%
   Net sales                     2,068.9        2,250.0            8.8%(*1)
   Gross profit                    862.4          940.0            9.0%
   Operating income                174.3          195.0           11.8%
   Income before income taxes      174.5          192.0           10.0%
   Net income                      111.7          117.0            4.7%(*2)
-----------------------------------------------------------------------------

Notes:
*1  Net sales would be fourteenth consecutive year of growth.

*2  Net income would reach record high.

* Ricoh bases the forecast estimates for the year ending March 31, 2008 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2) FINANCIAL POSITION

A) Assets, Liabilities, and Sgareholders' Equity at Year-End

                                                             (Billions of yen)
------------------------------------------------------------------------------
                               March 31, 2006 March 31, 2007      Change
------------------------------------------------------------------------------
Total Assets                      2,041.1        2,243.4             202.2
Shareholders' Equity                960.2        1,070.9             110.6
Equity Ratio                         47.0%          47.7%        0.7 point
------------------------------------------------------------------------------

In assets, trade receivables, inventories and financial receivables increased along with the expansion of business from the end of the previous period. Cash and marketable securities temporarily increased at a high level at the end of this period in preparation for the joint venture to be established with IBM (scheduled to be launched by June 2007). Other investments increased due to the increase in goodwill resulted from the acquisition of European operations acquired from Danka Business Systems PLC. As a result, total assets increased by Yen 202.2 billion to Yen 2,243.4 billion.

As for Liabilities, trade payables and other current liabilities increased from the end of the previous period. Despite our effort to reduce interest-bearing debt through the enhancement of cash management in Japan, the Americas and Europe, the financing for business investments exceeded the reduction. As a result, total liabilities increased by Yen 87.5 billion to Yen 1,115.6 billion.

In Shareholders' Investment, there was no major change in common stock or additional paid-in capital. Accumulated other comprehensive income increased due to the increase in cumulative translation adjustments. As a result, total Shareholders' Investment increased by Yen 110.6 billion to Yen 1,070.9 billion due to the increase in retained earnings resulting from earning profit.

B) Cash Flows

                                                                         (Billions of yen)
------------------------------------------------------------------------------------------
                                             Year ended     Year ended
                                           March 31, 2006 March 31, 2007      Change
------------------------------------------------------------------------------------------
Cash flows from operating activities            173.4          167.2           -6.1
Cash flows from investing activities           -120.0         -115.4            4.6
Cash flows from financing activities            -59.9            9.2           69.2
Cash and Cash Equivalents at end of period      187.0          255.7           68.6
------------------------------------------------------------------------------------------

Net cash provided by operating activities decreased by Yen 6.1 billion from the previous corresponding period, to Yen 167.2 billion. While net income and depreciation increased, trade receivables and financial receivables increased due to the business expansion.

Net cash used in investing activities decreased by Yen 4.6 billion from the previous corresponding period, to Yen 115.4 billion, due primarily to decrease in capital investments. Net cash used in investing activities included the acquisition of new subsidiaries from Danka Business Systems PLC as well as the proceeds from the sales of discontinued operations.

As a result, free cash flow generated by operating activities and investment activities decreased by Yen 1.5 billion from the previous corresponding period, to Yen 51.8 billion.

While net cash used in financing activities was Yen 59.9 in the previous corresponding period, net cash provided from financing activities was Yen 9.2 billion. The increase in net cash was due mainly to the proceeds from issuance of convertible bonds (Yen 55.2 billion, issued on December 7, 2006).

As a result of the above, the ending balance of cash and cash equivalents increased by Yen 68.6 billion from the end of the previous corresponding period, to Yen 255.7 billion.

C) Cash Flow Indices

----------------------------------------------------------------------------------------------------------------------
                                              Year ended     Year ended     Year ended     Year ended     Year ended
                                            March 31, 2003 March 31, 2004 March 31, 2005 March 31, 2006 March 31, 2007
----------------------------------------------------------------------------------------------------------------------
Shareholders' equity / Total assets              34.9%          42.9%          44.2%          47.0%          47.7%
Market capitalization / Total assets             73.0%          85.3%          69.1%          82.2%          86.4%
Interest bearing debt / Operating cash flow       2.6            2.8            3.1            2.2            2.5
Operating cash flow / Interest expense           27.1           29.3           28.3           33.7           22.8
----------------------------------------------------------------------------------------------------------------------

Notes:

i. All indices are calculated based on consolidated data.

ii. Market capitalization equals the stock price at the end of fiscal year multiples by the number of shares outstanding at the end of fiscal year.

iii. Operating cash flows is shown in consolidated statement of cash flow. Interest bearing debt equals all debt in consolidated balance sheets.

(3) Dividend Policy

   Ricoh endeavors to ensure that policies are regularly updated to take the dividend payout ratio into consideration in the payment of dividends, while at the same time increasing retained earnings for the enhancement of corporate structure and the new business generation. Furthermore, these retained earnings will be used both in the reinforcement of core businesses and for investment in new fields with both medium-term and long-term perspectives.

   The total dividend per share for the fiscal year ended March 31, 2007 and March 31, 2008 will be Yen 28.00 (increase by Yen 4.00 compared with the dividend for fiscal year ended March 31, 2006) and Yen 33.00 respectively.



(4) RISK FACTORS

   Ricoh is exposed to various risks which include the risks listed below. Although certain risks that may affect Ricoh's businesses are listed in this section, this list is not exhaustive. Ricoh's business may in the future also be affected by other risks that are currently unknown or that are not currently considered significant or material.

       - Ability to respond to rapid technological changes in the document imaging and management industry

       -  Highly competitive markets

       - The risks of international operations and the risks of overseas expansion

       -  Economic trends in Ricoh's major markets

       -  Foreign exchange fluctuations

       -  Crude oil price fluctuations

       - Government regulation that can limit its activities or increase its cost of operations

       - Internal control evaluations and attestation over financial reporting under section 404 of the Sarbanes-Oxley Act of 2002

       -  Dependence on protecting its intellectual property rights

       -  Dependence on securing and retaining specially skilled personnel

       -  Adverse affection by its employee benefit obligations

       -  Environmental laws and regulations

       -  Risks associated with Ricoh's equipment financing business

       - Product liability claims that could significantly affect its financial condition

       -  Alliances with other entities

       - Catastrophic disaster, information technology problems or infectious diseases

2. GROUP POSITION

The Ricoh Group comprises 307 subsidiaries and 15 affiliates.

Their development, manufacturing, sales, and service activities center on Office Solutions, Industrial Products, and Other. Ricoh Company, Ltd., a parent company, heads development. The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

(Office Solutions)

In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers. Major products include:

Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, and digital duplicators. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as support and service including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]

Production

   Japan... Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation, Ricoh Unitechno
            Co., Ltd., Hasama Ricoh Inc., Ricoh Microelectronics Co., Ltd., Ricoh Keiki Co., Ltd., and Ricoh Printing Systems, Ltd.

   The Americas... Ricoh Electronics, Inc.

   Europe... Ricoh UK Products Ltd., Ricoh Industrie France S.A.S.

   Other regions... Ricoh Asia Industry (Shenzhen) Ltd., Shanghai Ricoh
                    Facsimile Co., Ltd., and Sindo Ricoh Co., Ltd. (affiliated company)

Sales and Service

   Japan... Hokkaido Ricoh Co., Ltd., Ricoh Tohoku Co., Ltd., Ricoh Sales Co.,
	    Ltd. Ricoh Chubu Co., Ltd., Ricoh Kansai Co., Ltd., Ricoh Chugoku Co., Ltd., Ricoh Kyushu Co., Ltd., and 32 other sales companies nationwide, Ricoh Technosystems Co., Ltd., Ricoh Leasing Co., Ltd., and Ricoh Logistics System Co., Ltd.

   The Americas... Ricoh Corporation, Lanier Worldwide, Inc.

   Europe... Ricoh Europe B.V., Ricoh Deutschland GmbH, Ricoh UK Ltd., Ricoh
	     France S.A., Ricoh Espana S.A., Ricoh Italia S.p.A., NRG Group PLC and Infotec Europe B.V.

   Other regions... Ricoh China Co., Ltd., Ricoh Hong Kong Ltd., Ricoh Asia
                    Pacific Pte. Ltd., Ricoh Australia Pty, Ltd., and Ricoh New Zealand Ltd.

(Industrial Products)

Manufacturing and marketing thermal media, optical equipments, semiconductors, electronic component and measuring equipments

[Main Subsidiaries and Affiliates]

Production and Sales

   Japan... Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation, and
	    Ricoh Microelectronics Co., Ltd.

   The Americas... Ricoh Electronics, Inc.

   Europe... Ricoh Industrie France S.A.S.

(Other)

Supplying optical discs and digital camera, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]

Sales

   Ricoh Corporation, Ricoh Europe B.V.

Other

   Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd.

(Chart of Business System)
The chart of group position is omitted.

3. POLICIES

(1) Basic Management

The Ricoh Group intends to be the company that gains most from the 21st century. Based on this group vision, we will continue to contribute both to productivity improvement and also to knowledge creation for individuals working anytime, anywhere. This approach will enable us to gain the utmost trust of our customers and continue to grow and develop our business. Accordingly, our proactive approach encompasses not only products and services for traditional office setups, but also customers working in a broadband environment. Our 15th medium-term management plan - which extends from April 2005 to March 2008 - features the following five basic management policies:

   1. Foster a "Vital and motivated culture" with high objectives and achieve them;

   2. Aim at "World No.1 manufacturer" through unique, competitive technology with leading-edge technologies;

   3. Provide customers with "Sensitivity to people's needs", "Sensitivity to the earth" and "Simplify knowledge creation";

   4. Invest smartly in growth areas and expand business foundation; and

   5. Innovate group management and maximize capital efficiency.

(2) Medium-Term Management Strategies

In terms of Office Solution business - our core competence - we in the Ricoh Group have made every possible effort since the inception of our 13th medium-term management plan to move beyond the manufacture and retail of equipment such as copiers and printers so that we may overhaul our operational structure, thus enabling us to support our customers in their efforts to improve or enhance productivity through our offering.

In the 14th medium-term management plan, we defined our principal strategy as "the realization of TDV, thereby broadening our revenue and earning framework," as we recognize that efficient and effective Input/Output(I/O), storage, and searching of TDV (i.e., total document volume), which includes printed material in addition to photocopies, will become a pressing issue for our customers.

While there are no changes to the direction of business structure reform and principal strategy of the Ricoh Group in the 15th medium-term management plan, we will aim to increase our corporate value by more than ever addressing issues from the customer's standpoint and continuing to provide values that meet customers' expectations.

In the Office Solutions segment, in particular, we are confident that we can further solidify our business foundation by taking utmost advantage of the abilities and strengths of the Ricoh Group, such as the comprehensive product line, customer rapport through sales and service, ability to provide solutions, global operations, image processing technology, and image processing and merging technology, to respond to the diverse needs of even greater range of customers.

In addition, we have identified "printing" as an area that presents an outstanding opportunity for growth. Consequently, we will shift a higher portion of our business resources to this area. Namely, we will continue to advance such printing solutions as BC (black-color) conversion and TCO (total cost of ownership) reduction solutions in the office, enter the high-end production printing market, boost low-end color laser printers and expand gel jet printers to expand the business domain and size. Furthermore, we will revamp our sales system solutions and solutions platform in order to promote document solution, which enables improved document workflow, and to capture a greater share of major customers, particularly major global accounts.

On the other hand, we will allocate greater business resources to promising businesses in the Industrial Products segment. In addition, we will seek for greater business shares of both the Office Solutions and Industrial Products segments in emerging markets.

As technological differentiation is the key to realizing customer value in each business and increasing profitability, we will continue our aggressive R&D activities to boost our technical power.

The following shows our achievements in the basic policies during this term.

In the Office Solutions segment, we have continuously introduced new multifunctional color printers and color laser printers in order to provide more comprehensive product line. We launched the imagio MP C4500/C3500 Series (sold overseas as Aficio MP C4500/C3500) as part of our multifunctional color printer line. This new printer cuts total energy consumption by approximately 50% compared with conventional models thanks to our unique energy-saving technology, Color QSU. We also launched the IPSiO SP C811 Series (sold overseas as Aficio SP C811DN), a color laser printer for high-speed color printing (A4, horizontal input tray) at 40 pages per minute (ppm) that boasts superior productivity and environmental performance. We have also launched the imagio MP C3000/C2500 Series (sold overseas as Aficio MP C3000/C2500) and the imagio MP C1500 (sold overseas as Aficio MP C615C), both popular models in the domestic market, on the international market. Launching these next-generation color copiers and printers has strengthened our product lines and gained us a large share of the color copier/multifunctional printer markets both in Japan and overseas.

We further enhanced our product lines in the production printing market with the release of the IPSiO SP 9100Pro-HG/IPSiO SP 8100-HG Series, a mainframe system printer. Employing our newly developed printing protocol, the Ricoh Host Print Protocol, it offers superior reliability to meet open system environment as well as distributed printing requirements. We forged an agreement with IBM Corporation in January 2007 that will enable us to expand our operations in this market through a joint venture known as InfoPrint Solutions Company (to become Ricoh's wholly-owned subsidiary in three years). This new company will combine Ricoh's superior hardware and software production and development capabilities with IBM's service, software and IT solution capabilities to provide our customers with higher value products.

In the low-end business printer market, we released the IPSiO SP C411 Series (sold overseas as Aficio SP C411DN). It is a high-speed, color laser printer with versatile paper handling capabilities that can meet various business needs. We also launched the IPSiO GX Series (sold overseas as Aficio GX), a printer that incorporates Ricoh's advanced Gel Jet technology for higher resolution and faster printing. These new models enable us to continue opening up new low-end business printer markets.

As for the promoting our printing solution, we have developed business on a global scale by proposing TCO reduction solutions utilizing copiers and printers together and earning high reputation for our worldwide support and services. In addition, in developing document solution in order to improve workflow, we have provided software tools to link multifunctional printers with host systems, improved the support structure of technology centers to propose the optimum environment and support the introduction for those systems in Japan, the Americas and Europe, and strengthened the sales structures for solutions.

We have been allocating our management resources in the area of Industrial Products to potential growth markets and businesses. Our semiconductor business alone has significantly expanded its operational base of sales, design and development in Asia.

We have also continued strengthening our operational foundation during this term in line with our growth strategy. In sales and services, we acquired the European operations of Danka Business Systems PLC for office equipment sales and services. We continue to enhance our sales and service networks both in Japan and overseas.

In the area of research and development, we continue to enhance designing and development processes at the Ricoh Technology Center which was established to consolidate designing and development functions under the cross-functional development structure. This has allowed us to achieve significant improvement in development efficiency.

(3) Challenges

As customers' needs become ever more diverse, customers are no longer satisfied with purchasing products or receiving ordinary service. The competition has also intensified in the transition to color and in solutions marketing. In order for the Ricoh Group to achieve growth and development with a focus on these growth areas, it is essential that we boost our corporate competitiveness by creating new values for customers and improving managerial efficiency.

In creating customer value, it is important that we forecast customer needs and improve our products and services to meet these needs. We also continue to promote our three core values of simplifying knowledge creation, creating solutions that fit and harmonizing with the environment to realize unmatched value for our customers. In other words we are committed to doing everything it takes to create a better work environment for our customers with revolutionary, easy-to-use, as well as environmentally sustainable products and services.

Our effort will also continue in improving the efficiency of management to enhance our profitability. Structural reform will streamline operational processes and improve the earnings from each project. Furthermore, we will more carefully select projects and concentrate resources to the selected projects to improve managerial efficiency. In addition, we will make sure that our priority investment for the group's growth up to now contributes to the company's earnings and will work towards strengthening business foundation further.

The profit generated from such activities will be aggressively allocated to investments in growth areas and technologies to further increase profits and raise corporate value.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS
(March 31, 2006 and 2007)

Assets                                                                           (Millions of yen)
--------------------------------------------------------------------------------------------------
                                                   March 31, 2006 March 31, 2007      Change
--------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                              188,525        257,154          68,629
   Trade receivables                                   630,501        693,237          62,736
   Marketable securities                                   162            177              15
   Inventories                                         169,245        184,354          15,109
   Other current assets                                 55,110         65,170          10,060
Total Current Assets                                 1,043,543      1,200,092         156,549
Fixed Assets
   Tangible fixed assets                               268,243        264,668          -3,575
   Finance receivables                                 415,435        435,874          20,439
   Other investments                                   313,962        342,772          28,810
Total Fixed Assets                                     997,640      1,043,314          45,674
--------------------------------------------------------------------------------------------------
Total Assets                                         2,041,183      2,243,406         202,223
--------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents                           187,055        255,737
   Time deposits                                         1,470          1,417

Liabilities and Shareholder' Investment                                         (Millions of yen)
--------------------------------------------------------------------------------------------------
                                                   March 31, 2006 March 31, 2007      Change
--------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                      339,152        367,211          28,059
   Short-term borrowings                               185,651        178,847          -6,804
   Other current liabilities                           159,225        189,554          30,329
Total Current Liabilities                              684,028        735,612          51,584
Fixed Liabilities
   Long-term indebtedness                              195,626        236,801          41,175
   Accrued pension and severance costs                  97,020         99,028           2,008
   Other fixed liabilities                              51,374         44,183          -7,191
Total Fixed Liabilities                                344,020        380,012          35,992
--------------------------------------------------------------------------------------------------
Total Liabilities                                    1,028,048      1,115,624          87,576
--------------------------------------------------------------------------------------------------
Minority Interest                                       52,890         56,869           3,979
--------------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                        135,364        135,364              --
   Additional paid-in capital                          186,450        186,454               4
   Retained earnings                                   665,394        752,398          87,004
   Accumulated other comprehensive income (loss)         4,099         26,998          22,899
   Treasury stock                                      -31,062        -30,301             761
Total Shareholders' Investment                         960,245      1,070,913         110,668
--------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment       2,041,183      2,243,406         202,223
--------------------------------------------------------------------------------------------------
Note: Other comprehensive income;
   Net unrealized holding gains on
     available-for-sale securities                       8,928          9,001              73
   Pension liability adjustments (including
     adjustment to initially apply to SFAS
     No.158, net of tax)                                -7,643         -9,406          -1,763
   Net unrealized gains (losses) on derivative
     instruments                                           157            -28            -185
   Cumulative translation adjustments                    2,657         27,431          24,774

Reference: Exchange rate                           March 31, 2006 March 31, 2007
--------------------------------------------------------------------------------
 US$ 1                                              Yen 117.47     Yen 118.05
EURO 1                                              Yen 142.81     Yen 157.33

(2) CONSOLIDATED STATEMENTS OF INCOME

(Three months ended March 31, 2006 and 2007)                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                                         Three months ended Three months ended
                                                                           March 31, 2006     March 31, 2007   Change      %
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                         514,890            576,291    61,401    11.9
Cost of sales                                                                     305,783            341,169    35,386    11.6
   Percentage of net sales (%)                                                       59.4               59.2
Gross Profit                                                                      209,107            235,122    26,015    12.4
   Percentage of net sales (%)                                                       40.6               40.8
Selling, general and administrative expenses                                      161,934            182,557    20,623    12.7
   Percentage of net sales (%)                                                       31.4               31.7
Operating income                                                                   47,173             52,565     5,392    11.4
   Percentage of net sales (%)                                                        9.2                9.1
Other (income) expense
   Interest and dividend income                                                       625              2,055     1,430   228.8
   Percentage of net sales (%)                                                        0.1                0.4
   Interest expense                                                                 1,598              2,227       629    39.4
   Percentage of net sales (%)                                                        0.3                0.4
   Other, net                                                                      -1,037                933     1,970      --
   Percentage of net sales (%)                                                       -0.2                0.2
Income from continuing operations before income taxes, equity income and
  minority interests                                                               47,237             51,460     4,223     8.9
   Percentage of net sales (%)                                                        9.2                8.9
Provision for income taxes                                                         16,963             21,342     4,379    25.8
   Percentage of net sales (%)                                                        3.3                3.7
Minority interests in earnings of subsidiaries                                        496              1,282       786   158.5
   Percentage of net sales (%)                                                        0.0                0.2
Equity in earnings of affiliates                                                      909               (409)   -1,318      --
   Percentage of net sales (%)                                                        0.1               -0.1
Income from continuing operations                                                  30,687             28,427    -2,260    -7.4
   Percentage of net sales (%)                                                        6.0                4.9
Income from discontinued operations, net of tax                                       503                 --      -503      --
   Percentage of net sales (%)                                                        0.1                 --
Net income                                                                         31,190             28,427    -2,763    -8.9
   Percentage of net sales (%)                                                        6.1                4.9
--------------------------------------------------------------------------------------------------------------------------------
Reference : Exchange rate
 US$ 1                                                                         Yen 117.01         Yen 119.48
EURO 1                                                                         Yen 140.72         Yen 156.52


(Year ended March 31, 2006 and 2007)                                                                           (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                                             Year ended         Year ended
                                                                           March 31, 2006     March 31, 2007   Change      %
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                       1,909,238          2,068,925   159,687     8.4
Cost of sales                                                                   1,114,238          1,206,519    92,281     8.3
   Percentage of net sales (%)                                                       58.4               58.3
Gross Profit                                                                      795,000            862,406    67,406     8.5
   Percentage of net sales (%)                                                       41.6               41.7
Selling, general and administrative expenses                                      646,416            688,026    41,610     6.4
   Percentage of net sales (%)                                                       33.8               33.3
Operating income                                                                  148,584            174,380    25,796    17.4
   Percentage of net sales (%)                                                        7.8                8.4
Other (income) expense
   Interest and dividend income                                                     2,896              5,501     2,605    90.0
       Percentage of net sales (%)                                                    0.2                0.3
   Interest expense                                                                 5,244              7,350     2,106    40.2
       Percentage of net sales (%)                                                    0.3                0.4
   Other, net                                                                      -6,530             -1,988     4,542      --
       Percentage of net sales (%)                                                   -0.3               -0.1
Income from continuing operations before income taxes, equity income and
  minority interests                                                              152,766            174,519    21,753    14.2
   Percentage of net sales (%)                                                        8.0                8.4
Provision for income taxes                                                         56,165             64,326     8,161    14.5
   Percentage of net sales (%)                                                        2.9                3.1
Minority interests in earnings of subsidiaries                                      4,185              5,508     1,323    31.6
   Percentage of net sales (%)                                                        0.2                0.3
Equity in earnings of affiliates                                                    2,606              1,539    -1,067   -40.9
   Percentage of net sales (%)                                                        0.1                0.1
Income from continuing operations                                                  95,022            106,224    11,202    11.8
   Percentage of net sales (%)                                                        5.0                5.1
Income from discontinued operations, net of tax                                     2,035              5,500     3,465   170.3
   Percentage of net sales (%)                                                        0.1                0.3
Net income                                                                         97,057            111,724    14,667    15.1
   Percentage of net sales (%)                                                        5.1                5.4
--------------------------------------------------------------------------------------------------------------------------------
Reference : Exchange rate
 US$ 1                                                                         Yen 113.26         Yen 117.02
EURO 1                                                                         Yen 137.86         Yen 150.08

* As a result of the sale of a business, the operating results from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

(3)-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2006 and 2007)                                       (Millions of yen)
----------------------------------------------------------------------------------------------------
                                             Three months ended Three months ended
                                               March 31, 2006     March 31, 2007    Change      %
----------------------------------------------------------------------------------------------------
(Office Solutions)
Imaging Solutions                                     386,298            442,138    55,840    14.5
   Percentage of net sales (%)                           75.0               76.7
Network System Solutions                               56,663             58,924     2,261     4.0
   Percentage of net sales (%)                           11.0               10.2
Total Office Solutions                                442,961            501,062    58,101    13.1
   Percentage of net sales (%)                           86.0               86.9
----------------------------------------------------------------------------------------------------
(Industrial Products)
Industrial Products                                    32,462             34,561     2,099     6.5
   Percentage of net sales (%)                            6.3                6.0
----------------------------------------------------------------------------------------------------
(Other)
Other                                                  39,467             40,668     1,201     3.0
   Percentage of net sales (%)                            7.7                7.1
----------------------------------------------------------------------------------------------------
Grand Total                                           514,890            576,291    61,401    11.9
   Percentage of net sales (%)                          100.0              100.0
----------------------------------------------------------------------------------------------------
Reference : Exchange rate
 US$ 1                                             Yen 117.01         Yen 119.48
EURO 1                                             Yen 140.72         Yen 156.52

(Year ended March 31, 2006 and 2007)                                               (Millions of yen)
----------------------------------------------------------------------------------------------------
                                                 Year ended         Year ended
                                               March 31, 2006     March 31, 2007    Change      %
----------------------------------------------------------------------------------------------------
(Office Solutions)
Imaging Solutions                                   1,446,635          1,580,155   133,520     9.2
   Percentage of net sales (%)                           75.8               76.4
Network System Solutions                              190,593            194,312     3,719     2.0
   Percentage of net sales (%)                           10.0                9.4
Total Office Solutions                              1,637,228          1,774,467   137,239     8.4
   Percentage of net sales (%)                           85.8               85.8
----------------------------------------------------------------------------------------------------
(Industrial Products)
Industrial Products                                   120,636            133,387    12,751    10.6
   Percentage of net sales (%)                            6.3                6.4
----------------------------------------------------------------------------------------------------
(Other)
Other                                                 151,374            161,071     9,697     6.4
   Percentage of net sales (%)                            7.9                7.8
----------------------------------------------------------------------------------------------------
Grand Total                                         1,909,238          2,068,925   159,687     8.4
   Percentage of net sales (%)                          100.0              100.0
----------------------------------------------------------------------------------------------------
Reference : Exchange rate
 US$ 1                                             Yen 113.26         Yen 117.02
EURO 1                                             Yen 137.86         Yen 150.08

* As a result of the sale of a business, the operating results from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

*  Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators, facsimile
                          machines, analog PPCs,
                          diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions  Personal computers, PC servers, network systems and network related software

Industrial Products       Thermal media, optical equipments, semiconductors,
                          electronic component and measuring equipments

Other                     Optical discs and digital camera

(3)-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended March 31, 2006 and 2007)                                        (Millions of yen)
-----------------------------------------------------------------------------------------------------
                                              Three months ended Three months ended
                                                March 31, 2006     March 31, 2007   Change      %
-----------------------------------------------------------------------------------------------------
(Domestic)                                           258,864            272,943      14,079     5.4
   Percentage of net sales (%)                          50.3               47.4
(Overseas)                                           256,026            303,348      47,322    18.5
   Percentage of net sales (%)                          49.7               52.6
       The Americas                                  105,321            117,084      11,763    11.2
          Percentage of net sales (%)                   20.5               20.3
       Europe                                        118,292            150,856      32,564    27.5
          Percentage of net sales (%)                   23.0               26.2
       Other                                          32,413             35,408       2,995     9.2
          Percentage of net sales (%)                    6.2                6.1
Grand Total                                          514,890            576,291      61,401    11.9
   Percentage of net sales (%)                         100.0              100.0
-----------------------------------------------------------------------------------------------------
Reference : Exchange rate
 US$ 1                                             Yen 117.01        Yen 119.48
EURO 1                                             Yen 140.72        Yen 156.52

(Year ended March 31, 2006 and 2007)                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------
                                                  Year ended         Year ended
                                                March 31, 2006     March 31, 2007    Change      %
-----------------------------------------------------------------------------------------------------
(Domestic)                                           966,224          1,002,251      36,027     3.7
   Percentage of net sales (%)                          50.6               48.4
(Overseas)                                           943,014          1,066,674     123,660    13.1
   Percentage of net sales (%)                          49.4               51.6
       The Americas                                  387,412            426,453      39,041    10.1
          Percentage of net sales (%)                   20.3               20.6
       Europe                                        434,800            507,158      72,358    16.6
          Percentage of net sales (%)                   22.8               24.5
       Other                                         120,802            133,063      12,261    10.1
          Percentage of net sales (%)                    6.3                6.5
Grand Total                                        1,909,238          2,068,925     159,687     8.4
   Percentage of net sales (%)                         100.0              100.0
-----------------------------------------------------------------------------------------------------
Reference : Exchange rate
 US$ 1                                           Yen 113.26          Yen 117.02
EURO 1                                           Yen 137.86          Yen 150.08

* As a result of the sale of a business, the operating results from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

Year ended March 31, 2006                                                                                    (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                                       Accumulated
                                                                  Additional              other                    Total
                                                          Common   paih-in   Retained comprehensive Treassury   Shareholders'
                                                          stock    capital   earnings income (loss)  stock       Investment
------------------------------------------------------------------------------------------------------------------------------
Beginning balance                                         135,364  186,551   584,515     -21,963    -21,469        862,998
------------------------------------------------------------------------------------------------------------------------------
Gain (Loss) on disposal of treasury stock                             -101                                            -101
Dividends declared and approved                                              -16,178                               -16,178
Comprehensive income
   Net income                                                                 97,057                                97,057
   Net unrealized holding losses on available-for-sale
     securities                                                                            4,137                     4,137
   Pension liability adjustment                                                            7,009                     7,009
   Net unrealized losses on derivative instruments                                            40                        40
   Cumulative translation adjustments                                                     14,876                    14,876
                                                                                                                 -------------
   Total comprehensive income                                                                                      123,119
                                                                                                                 -------------
Purchase of treasury stocks, net                                                                     -9,593         -9,593
------------------------------------------------------------------------------------------------------------------------------
Ending balance                                            135,364  186,450   665,394       4,099    -31,062        960,245
==============================================================================================================================

Year ended March 31, 2007                                                                                    (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                                       Accumulated
                                                                  Additional              other                    Total
                                                          Common   paih-in   Retained comprehensive Treassury   Shareholders'
                                                          stock    capital   earnings income (loss)  stock       Investment
------------------------------------------------------------------------------------------------------------------------------
Beginning balance                                         135,364  186,450   665,394       4,099    -31,062        960,245
Cumulative effect of adjustment resulted from applying
  SAB No. 108                                                  --       --    -6,464          --         --         -6,464
------------------------------------------------------------------------------------------------------------------------------
Beginning balance (after adjustment)                      135,364  186,450   658,930       4,099    -31,062        953,781
------------------------------------------------------------------------------------------------------------------------------
Gain (Loss) on disposal of treasury stock                                4                                               4
Dividends declared and approved                                              -18,256                               -18,256
Comprehensive income
   Net income                                                                111,724                               111,724
   Net unrealized holding gains on available-for-sale securities                              73                        73
   Pension liability adjustment (including adjustment to                                  -1,763                    -1,763
     initially apply to SFAS No.158, net of tax)
   Net unrealized gains on derivative instruments                                           -185                      -185
   Cumulative translation adjustments                                                     24,774                    24,774
                                                                                                                 -------------
   Total comprehensive income                                                                                      134,623
                                                                                                                 -------------
Purchase of treasury stocks, net                                                                        761            761
------------------------------------------------------------------------------------------------------------------------------
Ending balance                                            135,364  186,454   752,398      26,998    -30,301      1,070,913
==============================================================================================================================

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

(Year ended March 31, 2006 and 2007)                                                                  (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                                                         Year ended      Year ended
                                                                                       March 31, 2006  March 31, 2007
-----------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Net income                                                                               97,057         111,724
   Income from discontinued operations, net of tax                                          -2,035          -5,500
-----------------------------------------------------------------------------------------------------------------------
   Income from continuing operations                                                        95,022         106,224
   Adjustments to reconcile net income to net cash provided by operating activities--
       Depreciation and amortization                                                        84,089          89,632
       Equity in earnings of affiliates, net of dividends received                          -1,431            -711
       Deferred income taxes                                                                -4,692          -2,197
       Loss on disposal and sales of tangible fixed assets                                     920           3,722
       Pension and severance costs, less payments                                            3,340            -773
       Changes in assets and liabilities--
          (Increase)Decrease in trade receivables                                           13,411         -15,919
          (Increase)Decrease in inventories                                                  3,726          -1,494
          Increase in finance receivables                                                  -30,029         -28,047
          (Decrease)Increase in trade payables                                              -4,442           2,199
          Increase in accrued income taxes and accrued expenses and other                    2,505          11,175
       Other, net                                                                           11,060           3,486
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                  173,479         167,297
-----------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
   Proceeds from sales of property, plant and equipment                                      3,085             463
   Expenditures for tangible fixed assets                                                 -101,788         -85,747
   Payments for purchases of available-for-sale securities                                -138,607         -97,158
   Proceeds from sales of available-for-sale securities                                    141,620          96,087
   (Increase) Decrease in time deposits, net                                                  -136              64
   Proceeds from sales of discontinued operation                                                --          12,000
   Acquisition of new subsidiaries, net of cash acquired                                        --         -23,200
   Other, net                                                                              -24,225         -17,941
-----------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                     -120,051        -115,432
-----------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
   Proceeds from long-term indebtedness                                                     63,751          60,157
   Repayment of long-term indebtedness                                                     -93,752         -49,115
   Increase in short-term borrowings, net                                                   39,618           8,362
   Proceeds from issuance of long-term debt securities                                      10,000          65,274
   Repayment of long-term debt securities                                                  -52,000         -55,000
   Dividend paid                                                                           -16,178         -18,240
   Payment for purchase of treasury stock                                                  -10,653            -799
   Other, net                                                                                 -775          -1,357
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                        -59,989           9,282
-----------------------------------------------------------------------------------------------------------------------
IV. Net Increase in Cash and Cash Equivalents from discontinued operations                   3,376             825
-----------------------------------------------------------------------------------------------------------------------
V. Effect of Exchange Rate Changes on Cash and Cash Equivalents                              3,383           6,710
-----------------------------------------------------------------------------------------------------------------------
VI. Net Increase in Cash and Cash Equivalents                                                  198          68,682
-----------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at Beginning of Year                                        186,857         187,055
-----------------------------------------------------------------------------------------------------------------------
VIII. Cash and Cash Equivalents at End of Period                                           187,055         255,737
-----------------------------------------------------------------------------------------------------------------------

* As a result of the sale of a business, cash flows from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

6. SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

(1) CHANGES IN THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM APRIL 1, 2006 TO MARCH 31, 2007.

Consolidated subsidiaries:

   29 Additions

   20 Removals

Companies accounted for by the equity method:

   1 Addition

   6 Removals

(2) CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)

A) Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the Company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

B) Securities

In conformity with SFAS No.115, securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

C) Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

D) Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation.

Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, "Accounting for Leases."

E) Goodwill and Other Intangible Assets

In conformity with SFAS No.142, Goodwill and intangible asset determined to have an indefinite useful life are not amortized. SFAS No.142 requires annual impairment testing thereof.

F) Pension and Retirement Allowances Plans

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions" and SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."

G) Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

7. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

On March 31, 2007, Ricoh adopted the recognition and disclosure provisions of SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, for the measurement of pension costs and liabilities. Under SFAS No.158, Ricoh recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension fund plans in the 31 March, 2007 consolidated balance sheets, with a corresponding adjustment in initially applying SFAS No.158 to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the unrecognized net actuarial loss, unrecognized prior service cost, and unrecognized transition obligation, all of which were previously netted against the plans' funded status in the consolidated balance sheets pursuant to the provisions of SFAS No.87.

8. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A) SEGMENT INFORMATION

a. Operating Segment Information

(Three months ended March 31, 2006 and 2007)                                                            (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended Three months ended
                                                                    March 31, 2006     March 31, 2007   Change        %
-------------------------------------------------------------------------------------------------------------------------
OFFICE SOLUTIONS:
   Net sales:
       Unaffiliated customers                                          442,961            501,062       58,101       13.1
       Intersegment                                                         --                 --           --         --
       Total                                                           442,961            501,062       58,101       13.1
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  381,817            436,247       54,430       14.3
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     61,144             64,815        3,671        6.0
       Operating income on sales in Office Solution Business (%)          13.8               12.9
-------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                           32,462             34,561        2,099        6.5
       Intersegment                                                        662              1,087          425       64.2
       Total                                                            33,124             35,648        2,524        7.6
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   33,160             34,215        1,055        3.2
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        -36              1,433        1,469         --
       Operating income on sales in Industry Business (%)                 -0.1                4.0
-------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                           39,467             40,668        1,201        3.0
       Intersegment                                                         --                 --           --         --
       Total                                                            39,467             40,668        1,201        3.0
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   38,813             40,620        1,807        4.7
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        654                 48         -606      -92.7
       Operating income on sales in Other Business (%)                     1.7                0.1
-------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                       -662             -1,087         -425         --
       Total                                                              -662             -1,087         -425         --
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                       -653             -1,089         -436         --
       Corporate                                                        14,580             13,733         -847         --
       Total                                                            13,927             12,644       -1,283         --
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                    -14,589            -13,731          858         --
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                          514,890            576,291       61,401       11.9
       Intersegment                                                         --                 --           --         --
       Total                                                           514,890            576,291       61,401       11.9
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  467,717            523,726       56,009       12.0
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     47,173             52,565        5,392       11.4
       Operating income on consolidated net sales (%)                      9.2                9.1
-------------------------------------------------------------------------------------------------------------------------


Capital expenditures:                                                                                   (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended Three months ended
                                                                    March 31, 2006     March 31, 2007   Change        %
-------------------------------------------------------------------------------------------------------------------------
   Office Solutions                                                     18,797             23,315        4,518       24.0
   Industrial Products                                                   2,258              3,842        1,584       70.2
   Other                                                                   665                904          239       35.9
   Corporate                                                               903                927           24        2.7
-------------------------------------------------------------------------------------------------------------------------
Total                                                                   22,623             28,988        6,365       28.1
-------------------------------------------------------------------------------------------------------------------------


Depreciation:                                                                                           (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended Three months ended
                                                                    March 31, 2006     March 31, 2007   Change        %
-------------------------------------------------------------------------------------------------------------------------
   Office Solutions                                                     16,023             17,502        1,479        9.2
   Industrial Products                                                   1,732              1,886          154        8.9
   Other                                                                   639                585          -54       -8.5
   Corporate                                                               332                430           98       29.5
-------------------------------------------------------------------------------------------------------------------------
Total                                                                   18,726             20,403        1,677        9.0
-------------------------------------------------------------------------------------------------------------------------


* As a result of the sale of a business, cash flows from the discontinued operations have been reclassified in accordance with Statement of Financial
  Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or
  Disposal of Long-Lived Assets".

Identifiable assets:                                                                                    (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                    March 31, 2006     March 31, 2007   Change        %
-------------------------------------------------------------------------------------------------------------------------
   Office Solutions                                                  1,426,635          1,570,757      144,122       10.1
   Industrial Products                                                  84,595             93,346        8,751       10.3
   Other                                                               114,925            112,255       -2,670       -2.3
   Eliminations                                                         -2,088             -1,327          761         --
   Corporate assets                                                    417,116            468,375       51,259       12.3
-------------------------------------------------------------------------------------------------------------------------
Total                                                                2,041,183          2,243,406      202,223        9.9
-------------------------------------------------------------------------------------------------------------------------

(Year ended March 31, 2006 and 2007)                                                                    (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                      Year ended        Year ended
                                                                    March 31, 2006     March 31, 2007   Change        %
-------------------------------------------------------------------------------------------------------------------------
OFFICE SOLUTIONS:
   Net sales:
       Unaffiliated customers                                           1,637,228         1,774,467    137,239        8.4
       Intersegment                                                            --                --         --         --
       Total                                                            1,637,228         1,774,467    137,239        8.4
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   1,434,279         1,549,156    114,877        8.0
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       202,949           225,311     22,362       11.0
       Operating income on sales in Office Solution Business (%)             12.4              12.7
-------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                             120,636           133,387     12,751       10.6
       Intersegment                                                         2,564             4,725      2,161       84.3
       Total                                                              123,200           138,112     14,912       12.1
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     124,108           135,164     11,056        8.9
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          -908             2,948      3,856         --
       Operating income on sales in Industry Business (%)                    -0.7               2.1
-------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                             151,374           161,071      9,697        6.4
       Intersegment                                                            --                --         --         --
       Total                                                              151,374           161,071      9,697        6.4
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     148,692           158,868     10,176        6.8
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                         2,682             2,203       -479      -17.9
       Operating income on sales in Other Business (%)                        1.8               1.4
-------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                        -2,564            -4,725     -2,161         --
       Total                                                               -2,564            -4,725     -2,161         --
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                        -2,594            -4,727     -2,133         --
       Corporate                                                           56,169            56,084        -85         --
       Total                                                               53,575            51,357     -2,218         --
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       -56,139           -56,082         57         --
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                           1,909,238         2,068,925    159,687        8.4
       Intersegment                                                            --                --         --         --
       Total                                                            1,909,238         2,068,925    159,687        8.4
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   1,760,654         1,894,545    133,891        7.6
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       148,584           174,380     25,796       17.4
       Operating income on consolidated net sales (%)                         7.8               8.4
-------------------------------------------------------------------------------------------------------------------------


Capital expenditures:                                                                                   (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                        Year ended     Year ended
                                                                      March 31, 2006  March 31, 2007    Change        %
-------------------------------------------------------------------------------------------------------------------------
   Office Solutions                                                        90,383            72,465    -17,918      -19.8
   Industrial Products                                                      7,451             8,580      1,129       15.2
   Other                                                                    2,361             2,630        269       11.4
   Corporate                                                                1,854             2,125        271       14.6
-------------------------------------------------------------------------------------------------------------------------
Total                                                                     102,049            85,800    -16,249      -15.9
-------------------------------------------------------------------------------------------------------------------------



Depreciation:                                                                                           (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                        Year ended     Year ended
                                                                      March 31, 2006  March 31, 2007    Change        %
-------------------------------------------------------------------------------------------------------------------------
   Office Solutions                                                        57,326            62,862      5,536        9.7
   Industrial Products                                                      6,631             6,099       -532       -8.0
   Other                                                                    2,352             2,072       -280      -11.9
   Corporate                                                                1,156             1,399        243       21.0
-------------------------------------------------------------------------------------------------------------------------
Total                                                                      67,465            72,432      4,967        7.4
-------------------------------------------------------------------------------------------------------------------------



* As a result of the sale of a business, cash flows from the discontinued operations have been reclassified in accordance with Statement of Financial
   Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or
   Disposal of Long-Lived Assets".

Identifiable assets:                                                                                    (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                    March 31, 2006     March 31, 2007   Change        %
-------------------------------------------------------------------------------------------------------------------------
   Office Solutions                                                     1,426,635         1,570,757    144,122       10.1
   Industrial Products                                                     84,595            93,346      8,751       10.3
   Other                                                                  114,925           112,255     -2,670       -2.3
   Eliminations                                                            -2,088            -1,327        761         --
   Corporate assets                                                       417,116           468,375     51,259       12.3
-------------------------------------------------------------------------------------------------------------------------
Total                                                                   2,041,183         2,243,406    202,223        9.9
-------------------------------------------------------------------------------------------------------------------------

b. Geographic Segment Information

(Three months ended March 31, 2006 and 2007)                                                            (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended Three months ended
                                                                    March 31, 2006     March 31, 2007      Change      %
-------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                                 264,626            278,995       14,369     5.4
       Intersegment                                                       104,444            116,642       12,198    11.7
       Total                                                              369,070            395,637       26,567     7.2
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     345,452            369,936       24,484     7.1
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        23,618             25,701        2,083     8.8
       Operating income on sales in Japan(%)                                  6.4                6.5
-------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                                 105,305            116,831       11,526    10.9
       Intersegment                                                           472                727          255    54.0
       Total                                                              105,777            117,558       11,781    11.1
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                      98,773            108,975       10,202    10.3
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                         7,004              8,583        1,579    22.5
       Operating income on sales in the Americas(%)                           6.6                7.3
-------------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                                 118,557            151,335       32,778    27.6
       Intersegment                                                         1,134                489         -645   -56.9
       Total                                                              119,691            151,824       32,133    26.8
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     112,681            136,822       24,141    21.4
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                         7,010             15,002        7,992   114.0
       Operating income on sales in Europe(%)                                 5.9                9.9
-------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                                  26,402             29,130        2,728    10.3
       Intersegment                                                        30,691             45,745       15,054    49.1
       Total                                                               57,093             74,875       17,782    31.1
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                      52,320             71,099       18,779    35.9
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                         4,773              3,776         -997   -20.9
       Operating income on sales in Other(%)                                  8.4                5.0
-------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                      -136,741           -163,603      -26,862      --
       Total                                                             -136,741           -163,603      -26,862      --
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses:                                                   -141,509           -163,106      -21,597      --
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                         4,768               -497       -5,265      --
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                                 514,890            576,291       61,401    11.9
       Intersegment                                                            --                 --           --      --
       Total                                                              514,890            576,291       61,401    11.9
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     467,717            523,726       56,009    12.0
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        47,173             52,565        5,392    11.4
       Operating income on consolidated net sales(%)                          9.2                9.1
-------------------------------------------------------------------------------------------------------------------------


* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the
   Impairment or Disposal of Long-Lived Assets".

Identifiable assets:                                                                                    (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                    March 31, 2006     March 31, 2007      Change      %
-------------------------------------------------------------------------------------------------------------------------
   Japan                                                                1,220,780          1,282,085       61,305     5.0
   The Americas                                                           240,726            256,049       15,323     6.4
   Europe                                                                 235,897            314,815       78,918    33.5
   Other                                                                   79,102            101,550       22,448    28.4
   Eliminations                                                          -152,438           -179,468      -27,030      --
   Corporate assets                                                       417,116            468,375       51,259    12.3
-------------------------------------------------------------------------------------------------------------------------
Total                                                                   2,041,183          2,243,406      202,223     9.9
-------------------------------------------------------------------------------------------------------------------------

(Year ended March 31, 2006 and 2007)                                                                    (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                      Year ended        Year ended
                                                                    March 31, 2006     March 31, 2007       Change     %
-------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                                  992,945         1,026,663        33,718    3.4
       Intersegment                                                        413,087           495,304        82,217   19.9
       Total                                                             1,406,032         1,521,967       115,935    8.2
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    1,310,233         1,411,653       101,420    7.7
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                         95,799           110,314        14,515   15.2
       Operating income on sales in Japan(%)                                   6.8               7.2
-------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                                  385,746           426,009        40,263   10.4
       Intersegment                                                          7,630             3,253        -4,377  -57.4
       Total                                                               393,376           429,262        35,886    9.1
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                      378,108           408,150        30,042    7.9
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                         15,268            21,112         5,844   38.3
       Operating income on sales in the Americas(%)                            3.9               4.9
-------------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                                  434,304           508,200        73,896   17.0
       Intersegment                                                          4,449             3,595          -854  -19.2
       Total                                                               438,753           511,795        73,042   16.6
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                      417,341           478,380        61,039   14.6
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                         21,412            33,415        12,003   56.1
       Operating income on sales in Europe(%)                                  4.9               6.5
-------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                                   96,243           108,053        11,810   12.3
       Intersegment                                                        104,045           160,990        56,945   54.7
       Total                                                               200,288           269,043        68,755   34.3
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                      185,283           251,486        66,203   35.7
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                         15,005            17,557         2,552   17.0
       Operating income on sales in Other(%)                                   7.5               6.5
-------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                       -529,211          -663,142      -133,931    --
       Total                                                              -529,211          -663,142      -133,931    --
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses:                                                    -530,311          -655,124      -124,813    --
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          1,100            -8,018        -9,118    --
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                                1,909,238         2,068,925       159,687    8.4
       Intersegment                                                             --                --            --     --
       Total                                                             1,909,238         2,068,925       159,687    8.4
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    1,760,654         1,894,545       133,891    7.6
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        148,584           174,380        25,796   17.4
       Operating income on consolidated net sales(%)                           7.8               8.4
-------------------------------------------------------------------------------------------------------------------------


* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the
   Impairment or Disposal of Long-Lived Assets".

Identifiable assets:                                                                                    (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                    March 31, 2006     March 31, 2007      Change      %
-------------------------------------------------------------------------------------------------------------------------
   Japan                                                                 1,220,780         1,282,085        61,305    5.0
   The Americas                                                            240,726           256,049        15,323    6.4
   Europe                                                                  235,897           314,815        78,918   33.5
   Other                                                                    79,102           101,550        22,448   28.4
   Eliminations                                                           -152,438          -179,468       -27,030     --
   Corporate assets                                                        417,116           468,375        51,259   12.3
-------------------------------------------------------------------------------------------------------------------------
Total                                                                    2,041,183         2,243,406       202,223    9.9
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

B) FAIR VALUE OF MARKETABLE SECURITIES

The securities and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2006 and March 31, 2007 are as follows:

                                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------
                                         March 31, 2006
-------------------------------------------------------------------------------------------------
                                              Gross unrealized Gross unrealized
                                        Cost   holding gains    holding losses     Fair value
-------------------------------------------------------------------------------------------------
Current:
   Corporate debt securities              161          --             --                161
   Other                                    1          --             --                  1
-------------------------------------------------------------------------------------------------
                                          162          --             --                162
-------------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities                    8,034      15,716             37             23,713
   Corporate debt securities            6,000          50             --              6,050
   Other                                  171          --             --                171
   Nonmarketable securities (at cost)   6,485          --             --              6,485
-------------------------------------------------------------------------------------------------
                                       20,690      15,766             37             36,419
-------------------------------------------------------------------------------------------------


                                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------
                                         March 31, 2007
-------------------------------------------------------------------------------------------------
                                              Gross unrealized Gross unrealized
                                        Cost   holding gains    holding losses     Fair value
-------------------------------------------------------------------------------------------------
Current:
   Corporate debt securities              176          --             --                176
   Other                                    1          --             --                  1
-------------------------------------------------------------------------------------------------
                                          177          --             --                177
-------------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities                   49,261      14,991            142             64,110
   Corporate debt securities            6,000          10             --              6,010
   Other                                  242          --             --                242
   Nonmarketable securities (at cost)   4,474          --             --              4,474
-------------------------------------------------------------------------------------------------
                                       59,977      15,001            142             74,836
-------------------------------------------------------------------------------------------------

C) DERIVATIVES

The Company and certain of its subsidiaries enter into various financial instrument contracts in the normal course of business and in connection with the management of their assets and liabilities. The outstanding agreements, carrying amount and estimated fair value of derivative financial instruments as of March 31, 2006 and March 31, 2007 are as follows:

                                                            (Millions of yen)
-----------------------------------------------------------------------------
                               March 31, 2006
-----------------------------------------------------------------------------
                                                   Carrying     Estimated
                                                    amount     fair value
-----------------------------------------------------------------------------
Interest rate swap agreements, net                   1,175        1,175
Foreign currency contracts-net credit               -1,147       -1,147
Currency options-net credit                           -270         -270
-----------------------------------------------------------------------------
Total                                                 -242         -242
-----------------------------------------------------------------------------


                                                            (Millions of yen)
-----------------------------------------------------------------------------
                               March 31, 2007
-----------------------------------------------------------------------------
                                                   Carrying     Estimated
                                                    amount     fair value
-----------------------------------------------------------------------------
Interest rate swap agreements, net                     751          751
Foreign currency contracts-net credit                  633          633
Currency options                                        -2           -2
-----------------------------------------------------------------------------
Total                                                1,382        1,382
-----------------------------------------------------------------------------

D) TRANSACTIONS OF RICOH WITH AFFILIATES

                                                            (Millions of yen)
-----------------------------------------------------------------------------
                                              March 31, 2006  March 31, 2007
-----------------------------------------------------------------------------
Account balances:
   Receivables                                     3,416           3,541
   Payables                                        2,964           2,611
-----------------------------------------------------------------------------


                                                            (Millions of yen)
-----------------------------------------------------------------------------
                                                Year ended      Year ended
                                              March 31, 2006  March 31, 2007
-----------------------------------------------------------------------------
Transactions:
   Sales                                          19,365          16,158
   Purchases                                      27,286          28,993
   Dividend income                                 1,154             828
-----------------------------------------------------------------------------

F) PER SHARE DATA
                                                                        (yen)
-----------------------------------------------------------------------------
                                              March 31, 2006  March 31, 2007
-----------------------------------------------------------------------------
Shareholders' equity per share                      1,316.21       1,467.03
Net income per share                                  132.33         153.10
Net income per share-diluted                              --         151.89

* Ricoh has no dilutive securities outstanding as of March 31, 2006 and there is no difference between bases and diluted net income per share. Therefore net income per share-diluted for year ended March 31, 2006 are omitted.


A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income is as follows:

                                                            (Millions of yen)
-----------------------------------------------------------------------------
                                              March 31, 2006  March 31, 2007
-----------------------------------------------------------------------------
Net income                                          97,057          111,724
   Effect of dilutive securities                        --               -8
-----------------------------------------------------------------------------
Diluted net income                                      --          111,716
-----------------------------------------------------------------------------

                                                                     (Shares)
-----------------------------------------------------------------------------
                                              MARCH 31, 2006  MARCH 31, 2007
-----------------------------------------------------------------------------
Weight average common shares outstanding       733,434,414      729,744,656
   Effect of dilutive securities                        --        5,757,813
-----------------------------------------------------------------------------
Diluted common shares outstanding                       --      735,502,469
-----------------------------------------------------------------------------

-APPENDIX- YEAR ENDED MARCH 31, 2007)

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE

(1)Financial Statements Summary (Quarterly)                                                                  (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                              1Q    Change(%)    2Q    Change(%)    3Q    Change(%)    4Q        Change(%)
------------------------------------------------------------------------------------------------------------------------------
Net sales                                     484.5    7.3       502.3    7.2       505.7    6.6       576.2       11.9
Gross profit                                  202.5    4.7       205.3    6.8       219.3    9.6       235.1       12.4
Operating income                               40.6   11.7        32.5   13.6        48.6   33.7        52.5       11.4
Income from continuing operations before
  income taxes                                 38.7    4.0        35.5   17.3        48.7   28.3        51.4        8.9
Net income                                     29.1   22.8        22.9   19.7        31.2   35.9        28.4       -8.9
------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                    39.92     --       31.43     --       42.83     --       38.92         --
Net income per share-diluted (yen)               --     --          --     --       42.66     --       37.88         --
------------------------------------------------------------------------------------------------------------------------------
Total assets                                2,055.1     --     2,097.7     --     2,205.5     --     2,243.4         --
Shareholders' equity                          980.2     --     1,008.4     --     1,036.1     --     1,070.9         --
------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity per share (yen)       1,343.70     --    1,382.14     --    1,420.31     --    1,467.03         --
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities           26.3     --        25.2     --        21.9     --        93.7         --
Cash flows from investing activities           -5.0     --       -34.1     --       -21.3     --       -54.8         --
Cash flows from financing activities          -17.4     --        18.5     --        62.5     --       -54.3         --
Cash and cash equivalents at end of period    189.1     --       203.8     --       269.3     --       255.7         --
------------------------------------------------------------------------------------------------------------------------------

(2) Capital expenditures and Depreciation                                                                    (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                              1Q                 2Q                 3Q                 4Q
------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                           15.9               23.2               17.6               28.9
Depreciation for tangible fixed assets         15.9               17.7               18.2               20.4
------------------------------------------------------------------------------------------------------------------------------

(3) R&D Expenditures                                                                                         (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                              1Q                 2Q                 3Q                 4Q
------------------------------------------------------------------------------------------------------------------------------
R&D expenditures                               25.3               31.1               27.9               30.5
R&D expenditures / Total Sales (%)              5.2                6.2                5.5                5.3
------------------------------------------------------------------------------------------------------------------------------

(4) Interest income (expenses) net                                                                           (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                              1Q                 2Q                 3Q                 4Q
------------------------------------------------------------------------------------------------------------------------------
Interest income (expenses) net                 -0.4               -0.7               -0.4               -0.1
------------------------------------------------------------------------------------------------------------------------------

(5) Exchange Rate
------------------------------------------------------------------------------------------------------------------------------
                                              1Q                 2Q                 3Q                 4Q
------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                      114.53             116.26             117.82             119.48
Exchange rate (Yen/EURO)                     143.78             148.16             151.92             156.52
------------------------------------------------------------------------------------------------------------------------------


                                      A1

2. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2006 and 2007                                                          (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                             Three months ended Three months ended              Change excluding
                                               March 31, 2006     March 31, 2007   Change   %   exchange impact    %
----------------------------------------------------------------------------------------------------------------------
     (Office Solutions)
        Imaging Solutions                            386,298            442,138    55,840  14.5      37,958        9.8
      Percentage of net sales (%)                       75.0               76.7
            Domestic                                 152,818            162,197     9,379   6.1       9,379        6.1
            Overseas                                 233,480            279,941    46,461  19.9      28,579       12.2
        Network System Solutions                      56,663             58,924     2,261   4.0       1,987        3.3
      Percentage of net sales (%)                       11.0               10.2
            Domestic                                  53,769             56,344     2,575   4.8       2,575        4.8
            Overseas                                   2,894              2,580      -314 -10.9        -588      -20.3
     Office Solutions Total                          442,961            501,062    58,101  13.1      39,945        9.0
        Percentage of net sales (%)                     86.0               86.9
      Domestic                                       206,587            218,541    11,954   5.8      11,954        5.8
      Overseas                                       236,374            282,521    46,147  19.5      27,991       11.8
            The Americas                              99,842            112,411    12,569  12.6      10,064       10.1
            Europe                                   112,186            142,930    30,744  27.4      16,852       15.0
            Other                                     24,346             27,180     2,834  11.6       1,075        4.4
----------------------------------------------------------------------------------------------------------------------
     (Industrial Products)
     Industrial Products                              32,462             34,561     2,099   6.5       1,505        4.6
        Percentage of net sales (%)                      6.3                6.0
      Domestic                                        18,639             20,218     1,579   8.5       1,579        8.5
      Overseas                                        13,823             14,343       520   3.8         -74       -0.5
            The Americas                               5,249              4,160    -1,089 -20.7      -1,165      -22.2
            Europe                                     4,503              5,347       844  18.7         386        8.6
            Other                                      4,071              4,836       765  18.8         705       17.3
----------------------------------------------------------------------------------------------------------------------
     (Other)
     Other                                            39,467             40,668     1,201   3.0         874        2.2
        Percentage of net sales (%)                      7.7                7.1
      Domestic                                        33,638             34,184       546   1.6         546        1.6
      Overseas                                         5,829              6,484       655  11.2         328        5.5
            The Americas                                 230                513       283 122.6         278      120.4
            Europe                                     1,603              2,579       976  60.9         733       45.7
            Other                                      3,996              3,392      -604 -15.1        -683      -17.1
----------------------------------------------------------------------------------------------------------------------
     Grand Total                                     514,890            576,291    61,401  11.9      42,324        8.2
        Percentage of net sales (%)                    100.0              100.0
      Domestic                                       258,864            272,943    14,079   5.4      14,079        5.4
        Percentage of net sales (%)                     50.3               47.4
      Overseas                                       256,026            303,348    47,322  18.5      28,245       11.0
        Percentage of net sales (%)                     49.7               52.6
          The Americas                               105,321            117,084    11,763  11.2       9,177        8.7
        Percentage of net sales (%)                     20.5               20.3
          Europe                                     118,292            150,856    32,564  27.5      17,971       15.2
        Percentage of net sales (%)                     23.0               26.2
          Other                                       32,413             35,408     2,995   9.2       1,097        3.4
        Percentage of net sales (%)                      6.3                6.1
----------------------------------------------------------------------------------------------------------------------
     Reference: Exchange rate
         US$ 1                                    Yen 117.01         Yen 119.48  Yen 2.47
        EURO 1                                    Yen 140.72         Yen 156.52 Yen 15.80

Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions  Personal computers, PC servers, network systems and network related software

Industrial Products       Thermal media, optical equipments, semiconductors, electronic component and measuring equipments

Other                     Optical discs and digital camera

                                      A2

(Year ended March 31, 2006 and 2007)                                                              (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                       Year ended         Year ended                           Change excluding
                                     March 31, 2006     March 31, 2007      Change          %  exchange impact   %
-------------------------------------------------------------------------------------------------------------------
(Office Solutions)
   Imaging Solutions                      1,446,635          1,580,155        133,520       9.2     76,842      5.3
   Percentage of net sales (%)                 75.8               76.4
 Domestic                                   585,363            604,059         18,696       3.2     18,696      3.2
 Overseas                                   861,272            976,096        114,824      13.3     58,146      6.8
   Network System Solutions                 190,593            194,312          3,719       2.0      2,903      1.5
 Percentage of net sales (%)                   10.0                9.4
   Domestic                                 181,149            184,672          3,523       1.9      3,523      1.9
   Overseas                                   9,444              9,640            196       2.1       -620     -6.6
Office Solutions Total                    1,637,228          1,774,467        137,239       8.4     79,745      4.9
 Percentage of net sales (%)                   85.8               85.8
   Domestic                                 766,512            788,731         22,219       2.9     22,219      2.9
   Overseas                                 870,716            985,736        115,020      13.2     57,526      6.6
     The Americas                           368,184            405,457         37,273      10.1     24,251      6.6
     Europe                                 412,550            479,859         67,309      16.3     28,387      6.9
     Other                                   89,982            100,420         10,438      11.6      4,888      5.4
-------------------------------------------------------------------------------------------------------------------
(Industrial Products)
Industrial Products                       120,636            133,387         12,751      10.6	    10,442      8.7
   Percentage of net sales (%)                  6.3                6.4
 Domestic                                    72,379             76,202          3,823       5.3      3,823      5.3
 Overseas                                    48,257             57,185          8,928      18.5	     6,619     13.7
     The Americas                            17,391             19,388          1,997      11.5	     1,375      7.9
     Europe                                  16,049             19,378          3,329      20.7	     1,945     12.1
     Other                                   14,817             18,419          3,602      24.3	     3,299     22.3
-------------------------------------------------------------------------------------------------------------------
(Other)
Other                                       151,374            161,071          9,697       6.4      8,636      5.7
   Percentage of net sales (%)                  7.9                7.8
 Domestic                                   127,333            137,318          9,985       7.8	     9,985      7.8
 Overseas                                    24,041             23,753           -288      -1.2     -1,349     -5.6
     The Americas                             1,837              1,608           -229     -12.5	      -267    -14.5
     Europe                                   6,201              7,921          1,720      27.7	     1,083     17.5
     Other                                   16,003             14,224         -1,779     -11.1	    -2,165    -13.5
-------------------------------------------------------------------------------------------------------------------
Grand Total                               1,909,238          2,068,925        159,687       8.4     98,823      5.2
   Percentage of net sales (%)                100.0              100.0
 Domestic                                   966,224          1,002,251         36,027       3.7     36,027      3.7
   Percentage of net sales (%)                 50.6               48.4
 Overseas                                   943,014          1,066,674        123,660      13.1     62,796      6.7
   Percentage of net sales (%)                 49.4               51.6
     The Americas                           387,412            426,453         39,041      10.1     25,359      6.5
       Percentage of net sales (%)             20.3               20.6
     Europe                                 434,800            507,158         72,358      16.6     31,415      7.2
       Percentage of net sales (%)             22.8               24.5
     Other                                  120,802            133,063         12,261      10.1      6,022      5.0
       Percentage of net sales (%)              6.2                6.5
-------------------------------------------------------------------------------------------------------------------
Reference: Exchange rate
   US$ 1                                 Yen 113.26         Yen 117.02       Yen 3.76
  EURO 1                                 Yen 137.86         Yen 150.08      Yen 12.22

Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions  Personal computers, PC servers, network systems and network related software

Industrial Products       Thermal media, optical equipments, semiconductors, electronic component and measuring equipments

Other                     Optical discs and digital camera


                                      A3

4. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                             (Billions of yen)
-----------------------------------------------------------------------------------------------
                             Year ending March 31, 2008     Half year ending September 30, 2007
-----------------------------------------------------------------------------------------------
                                  Change             Change           Change             Change
                         Forecast   %    Forecast(*)   %    Forecast    %    Forecast(*)   %
-----------------------------------------------------------------------------------------------
(Office Solutions)
Imaging Solutions        1,737.3    9.9    1,731.2     9.6    798.0     7.3      784.6     5.5
   Domestic                622.5    3.1      622.5     3.1    301.5     2.4      301.5     2.4
   Overseas              1,114.8   14.2    1,108.7    13.6    496.5    10.5      483.1     7.5
Network System Solutions   201.0    3.4      200.8     3.3     98.6     4.4       98.4     4.2
   Domestic                191.0    3.4      191.0     3.4     93.6     4.4       93.6     4.4
   Overseas                 10.0    3.7        9.8     1.7      5.0     3.8        4.8    -0.4
Office Solutions Total   1,938.3    9.2    1,932.0     8.9    896.6     7.0      883.0     5.4
 Domestic                  813.5    3.1      813.5     3.1    395.1     2.9      395.1     2.9
 Overseas                1,124.8   14.1    1,118.5    13.5    501.5    10.5      487.9     7.5
   The Americas            469.8   15.9      479.1    18.2    202.8     6.2      203.7     6.7
   Europe                  548.7   14.3      533.1    11.1    246.6    15.1      232.1     8.4
   Other                   106.3    5.9      106.3     5.9     52.1     6.4       52.1     6.4
-----------------------------------------------------------------------------------------------
(Industrial Products)
Industrial Products        143.3    7.4      142.7     7.0     72.7     6.5       72.0     5.5
Domestic                    87.3   14.6       87.3    14.6     46.1    19.7       46.1    19.7
Overseas                    56.0   -2.1       55.4    -3.1     26.6   -10.6       25.9   -13.0
   The Americas             15.0  -22.6       15.2   -21.6      7.6   -37.1        7.6   -37.1
   Europe                   19.5    0.6       18.7    -3.5     10.1     7.7        9.4     0.2
   Other                    21.5   16.7       21.5    16.7      8.9     7.4        8.9     7.4
-----------------------------------------------------------------------------------------------
(Other)
Other                      168.4    4.6      168.2     4.5     83.1     3.1       82.8     2.8
 Domestic                  139.2    1.4      139.2     1.4     68.8    -1.7       68.8    -1.7
 Overseas                   29.2   22.9       29.0    22.3     14.3    34.6       14.0    31.8
   The Americas              2.2   36.8        2.3    46.1      1.1    95.4        1.1    95.4
   Europe                   10.5   32.6       10.2    28.8      5.5    86.4        5.2    76.3
   Other                    16.5   16.0       16.5    16.0      7.7     8.3        7.7     8.3
-----------------------------------------------------------------------------------------------
Grand Total              2,250.0    8.8    2,242.9     8.4  1,052.4     6.6    1,037.8     5.2
 Domestic                1,040.0    3.8    1,040.0     3.8    510.0     3.6      510.0     3.6
 Overseas                1,210.0   13.4    1,202.9    12.8    542.4     9.7      527.8     6.7
   The Americas            487.0   14.2      496.6    16.5    211.5     3.9      212.4     4.3
   Europe                  578.7   14.1      562.0    10.8    262.2    15.8      246.7     8.9
   Other                   144.3    8.4      144.3     8.4     68.7     6.8       68.7     6.8
-----------------------------------------------------------------------------------------------

*  Excluding foreign exchange impact

Reference:
                                       Year ending Mar. 31,'08  Half year ending Sept. 30,'07
-----------------------------------------------------------------------------------------------
EXchange rate                               (Forecast)                  (Forecast)
-----------------------------------------------------------------------------------------------
    US$ 1                                  Yen 115.00                 Yen 115.00
   EURO 1                                  Yen 155.00                 Yen 155.00

Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions  Personal computers, PC servers, network systems and network related software

Industrial Products       Thermal media, optical equipments, semiconductors, electronic component and measuring equipments

Other                     Optical discs and digital camera

                                      A4

-APPENDIX B-
[SCHEDULE 1] CONSOLIDATED PERFORMANCE

-----------------------------------------------------------------------------------------------
                                                     Year ended     Year ended     Year ended
                                                   March 31, 2005 March 31, 2006 March 31, 2007
-----------------------------------------------------------------------------------------------
Net sales (left axis)                                 1,807.4        1,909.2        2,068.9
Net income (right axis)                                  83.1           97.0          111.7
Return on equity (right axis)                            10.0           10.6           11.0
Return on assets (right axis)                             6.9            7.6            8.1
Net income per share (left axis)                       112.64         132.33         153.10
-----------------------------------------------------------------------------------------------

[Schedule 2] CONSOLIDATED SALES BY PRODUCT LINE
-----------------------------------------------------------------------------------------------
                                                     Year ended     Year ended     Year ended
                                                   March 31, 2005 March 31, 2006 March 31, 2007
-----------------------------------------------------------------------------------------------
Imaging Solution Business                             1,332.2        1,446.6        1,580.1
Network System Solution Business                        199.1          190.5          194.3
Industry Business                                       119.4          120.6          133.3
Other Business                                          156.5          151.3          161.0
-----------------------------------------------------------------------------------------------
Imaging Solution Business                                73.7           75.8           76.4
Network System Solution Business                         11.0           10.0            9.4
Industry Business                                         6.6            6.3            6.4
Other Business                                            8.7            7.9            7.8
                                                        100.0          100.0          100.0
-----------------------------------------------------------------------------------------------

[Schedule 3] CONSOLIDATED SALES BY GEOGRAPHIC AREA
-----------------------------------------------------------------------------------------------
                                                     Year ended     Year ended     Year ended
                                                   March 31, 2005 March 31, 2006 March 31, 2007
-----------------------------------------------------------------------------------------------
Japan                                                   966.2          966.2        1,002.2
The Americas                                            325.5          387.4          426.4
Europe                                                  408.9          434.8          507.1
Others                                                  106.6          120.8          133.0
-----------------------------------------------------------------------------------------------
Japan (%)                                                53.5           50.6           48.4
The Americas (%)                                         18.0           20.3           20.6
Europe (%)                                               22.6           22.8           24.5
Others (%)                                                5.9            6.3            6.5
Total                                                   100.0          100.0          100.0
-----------------------------------------------------------------------------------------------

[Schedule 4] GEOGRAPHIC SEGMENT INFORMATION
-----------------------------------------------------------------------------------------------
                                                     Year ended     Year ended     Year ended
Japan                                              March 31, 2005 March 31, 2006 March 31, 2007
-----------------------------------------------------------------------------------------------
Net sales (Billions of yen)                           1,386.7        1,406.0        1,521.9
Operating income (Billions of yen)                       88.0           95.7          110.3
Operating income on net sales (%)                         6.4            6.8            7.2
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                     Year ended     Year ended     Year ended
The Americas                                       March 31, 2005 March 31, 2006 March 31, 2007
-----------------------------------------------------------------------------------------------
Net sales (Billions of yen)                             330.4          393.3          429.2
Operating income (Billions of yen)                       13.8           15.2           21.1
Operating income on net sales (%)                         4.2            3.9            4.9
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                     Year ended     Year ended     Year ended
Europe                                             March 31, 2005 March 31, 2006 March 31, 2007
-----------------------------------------------------------------------------------------------
Net sales (Billions of yen)                             415.6          438.7          511.7
Operating income (Billions of yen)                       24.3           21.4           33.4
Operating income on net sales (%)                         5.9            4.9            6.5
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                     Year ended     Year ended     Year ended
Others                                             March 31, 2005 March 31, 2006 March 31, 2007
-----------------------------------------------------------------------------------------------
Net sales                                               173.9          200.2          269.0
Operating income                                         11.9           15.0           17.5
Operating income on net sales                             6.8            7.5            6.5
-----------------------------------------------------------------------------------------------